October 24, 2006
VIA EDGAR

Securities and Exchange Commission
Office of Registration and Reports
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pioneer Family of Mutual Funds (Each Registrant listed on Attachment A hereto)

Members of the Commission:

In accordance with Rule 17g-1(g) of the Investment Company Act of 1940, each of the registrants listed on Attachment A (collectively, the “Registrants” and individually, a “Registrant”) hereby files the following documents with the Commission:

1.
A copy of the joint Investment Company Blanket Bond No. 87002106B issued by the ICI Mutual Insurance Company of Burlington, Vermont (“ICI Mutual”) in the amount of $40,000,000 for the period July 31, 2006 to July 31, 2007 with a list of each Registrant covered thereunder set forth in Rider No. 1 (the “Bond”) is filed herewith as EXHIBIT 99-1; and

2.
A certified copy of (i) resolutions adopted at a meeting held on July 11, 2006 by a majority of the Board of Trustees of each Registrant who are not “interested persons” of each of the Registrants, other than Pioneer Independence Plans, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Registrant; and (ii) a copy of resolutions adopted by the Board of Directors of Pioneer Funds Distributor, Inc., by written consent dated October 10, 2006, as sponsor of Pioneer Independence Plans are filed herewith as EXHIBIT 99-2; and

3.
A document showing the amount of the single insured bond which each Registrant would have provided and maintained had it not been named as an insured under the Bond is filed herewith as EXHIBIT 99-3; and

4.
A copy of the Fidelity Bond Premium and Coverage Allocation Agreement, dated August 1, 2006 by and among the joint insureds under the Bond entered into pursuant to paragraph (f) of Rule 17g-1 is filed herewith under EXHIBIT 99-4; and

Securities and Exchange Commission
October 17, 2006
Page Two

5.	The premium associated with the Bond has been paid for the period July 31, 2006 through July 31, 2007.

Please contact me at 617/517-8996 should you have any questions or require additional information.

Very truly yours, /s/ Carol B. Hannigan Carol B. Hannigan Manager-Fund Governance

Enclosures

CC:	Dorothy E. Bourassa Christopher P. Harvey, Esq. Terrence J. Cullen

Attachment A

	Registrant	Investment Company Act Registration Number
1	Pioneer America Income Trust	811-05516
2	Pioneer Balanced Fund	811-01605
3	Pioneer Bond Fund	811-02864
4	Pioneer Emerging Markets Fund	811-08448
5	Pioneer Equity Income Fund	811-08657
6	Pioneer Equity Opportunity Fund	811-21623
7	Pioneer Europe Select Equity Fund	811-06151
8	Pioneer Floating Rate Trust	811-21654
9	Pioneer Fund	811-01466
10	Pioneer Fundamental Growth Fund	811-21108
11	Pioneer Global High Yield Fund	811-10395
12	Pioneer Growth Shares	811-01604
13	Pioneer High Income Trust	811-21043
14	Pioneer High Yield Fund	811-09685
15
Pioneer Ibbotson Asset Allocation Series, a series trust consisting of:
Pioneer Ibbotson Aggressive Allocation Fund
Pioneer Ibbotson Conservative Allocation Fund
Pioneer Ibbotson Growth Allocation Fund
Pioneer Ibbotson Moderate Allocation Fund
811-21569
16	Pioneer Independence Fund	811-08547
17	Pioneer Independence Plans	811-08551
18	Pioneer Interest Shares	811-02239
19	Pioneer International Equity Fund	811-07733
20	Pioneer International Value Fund	811-07318
21	Pioneer Mid Cap Growth Fund	811-03564
22	Pioneer Mid Cap Value Fund	811-06106
23	Pioneer Money Market Trust, a series fund consisting of: Pioneer Cash Reserves Fund	811-05099
24	Pioneer Municipal High Income Trust	811-21321
25	Pioneer Municipal High Income Advantage Trust	811-21409
26	Pioneer Protected Principal Trust, as series trust consisting of: Pioneer Protected Principal Plus Fund Pioneer Protected Principal Plus Fund II	811-21163
27	Pioneer Real Estate Shares	811-07870
28	Pioneer Research Fund	811-09585
29	Pioneer Select Equity Fund	811-21452
30	Pioneer Select Value Fund	811-21530

31	Pioneer Series Trust I, a series trust consisting of: Pioneer Oak Ridge Large Cap Growth Fund Pioneer Oak Ridge Small Cap Growth Fund	811-21425
32
Pioneer Series Trust II, a series trust consisting of:
Pioneer Am Pac Growth Fund
Pioneer AMT -Free CA Municipal Bond Fund
Pioneer AMT -Free Municipal Fund
Pioneer Growth Leaders Fund
Pioneer Growth Opportunities Fund
Pioneer Small and Mid Cap Growth Fund
Pioneer Tax Free Money Market Fund
811-21460
33	Pioneer Series Trust III, a series trust consisting of: Pioneer Cullen Value Fund	811-21664
34
Pioneer Series Trust IV, a series trust consisting of:
Pioneer Classic Balanced Fund
Pioneer Florida Tax Free Income Fund
Pioneer Focused Equity Fund
Pioneer Government Income Fund
Pioneer Institutional Money Market Fund
Pioneer International Core Equity Fund
Pioneer Treasury Reserves Fund
811-21781
35
Pioneer Series Trust V, a series trust consisting of:
Pioneer Global Select Equity Fund
Pioneer High Income Municipal Fund
Pioneer Oak Ridge All Cap Growth Fund
Pioneer Select Research Growth Fund
Pioneer Select Research Value Fund
811-21823
36	Pioneer Short Term Income Fund	811-21558
37	Pioneer Small Cap Value Fund	811-07985
38	Pioneer Strategic Income Fund	811-09223
39	Pioneer Tax Advantaged Balanced Trust	811-21448
40	Pioneer Tax Free Income Fund	811-02704
41	Pioneer Value Fund	811-01835

42	Pioneer Variable Contracts Trust, a series trust consisting of:	811-08786
Pioneer America Income VCT Portfolio
Pioneer Am Pac Growth VCT Portfolio
Pioneer Balanced VCT Portfolio
Pioneer Bond VCT Portfolio
Pioneer Core Bond VCT Portfolio
Pioneer Cullen Value VCT Portfolio
Pioneer Emerging Markets VCT Portfolio
Pioneer Equity Income VCT Portfolio
Pioneer Equity Opportunity VCT Portfolio
Pioneer Europe VCT Portfolio
Pioneer Fund VCT Portfolio
Pioneer Global High Yield VCT Portfolio
Pioneer Growth Opportunities VCT Portfolio
Pioneer Growth Shares VCT Portfolio
Pioneer High Yield VCT Portfolio
Pioneer Ibbotson Aggressive Allocation VCT Portfolio
Pioneer Ibbotson Growth Allocation VCT Portfolio
Pioneer Ibbotson Moderate Allocation VCT Portfolio
Pioneer International Value VCT Portfolio
Pioneer Mid Cap Value VCT Portfolio
Pioneer Money Market VCT Portfolio
Pioneer Oak Ridge Large Cap Growth VCT Portfolio
Pioneer Real Estate Shares VCT Portfolio
Pioneer Small and Mid Cap Growth VCT Portfolio
Pioneer Small Cap Value VCT Portfolio
Pioneer Strategic Income VCT Portfolio
Pioneer Value VCT Portfolio